UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release issued by Global Ship Lease, Inc. (the “Company”) on November 25, 2019, announcing that the Company’s annual mandatory offer to purchase up to $20.0 million of its outstanding 9.875% First Priority Secured Notes due 2022 (the “Annual Mandatory Offer”) has been extended to 5:00 p.m. New York City time on Friday, December 6, 2019.
Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company on November 25, 2019, announcing that the Company has entered into an agreement to purchase two Post-Panamax containerships.
The information contained in this Report, except for the commentary of George Youroukos and Ian Webber contained in Exhibit 99.2, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-234343).
The information contained in this Report, except for the commentary of George Youroukos and Ian Webber contained in Exhibit 99.2, is hereby incorporated by reference into the Company’s Offer to Purchase, dated October 25, 2019, relating to the Annual Mandatory Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: November 26, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer